Merrill W. Sherman President and Chief Executive Officer

April 8, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance

RE:	Bancorp Rhode Island, Inc.

Registration Statement on Form S-3 (No. 333-122968)

Dear Mr. Webb:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Bancorp Rhode Island, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement to 4:00 p.m. eastern time on Tuesday, April 12, 2005, or the earliest practical time thereafter.

We have been advised by Ryan Beck & Co., Inc., as representative of the prospective underwriters (the “Underwriters”), that the National Association of Securities Dealers, Inc. (i) has reviewed the amount of compensation to be allowed or paid to the Underwriters and all other arrangements between the Company and the Underwriters, and (ii) has no objection to the compensation and other arrangements.

In connection with those comments received by the Commission regarding the above referenced registration statement, we hereby acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Bancorp Rhode Island, Inc.

By:	/s/ Merrill W. Sherman
Merrill W. Sherman President